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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 51811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OPT Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 College Street, Floor 16
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Barnett (704) 731-5970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 2 0 2003

OATH OR AFFIRMATION

I, Jeffrey L. Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPT Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income ~~(Loss)~~.
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
OPT Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of OPT Securities, LLC, as of December 31, 2002 and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OPT Securities, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crisp Hughes Evans LLP

Charlotte, North Carolina
February 20, 2003

3600 Bank of America Plaza 704.334.3600
101 South Tryon Street 704.372.0303 fax
Charlotte, NC 28280 www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	10,671
Prepaid expenses		1,670
Nonmarketable securities		20,115
Office furniture and equipment, net of accumulated depreciation of $31,289		8,505
	$	40,961
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	700
Total Liabilities		700
Fixed investment account		10,000
Undistributed earnings		30,261
Total Member's Equity		40,261
Total Liabilities and Member's Equity	$	40,961

See Notes to Financial Statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Revenue:		
Commissions	$	195,736
Other		9
		195,745
Expenses:		
Brokerage expense		3,550
Shared office expense		13,500
Professional fees		6,200
Depreciation expense		7,959
Other general and administrative expense		411
		31,621
Net income	$	164,124

See Notes to Financial Statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2002

	Fixed Investment Accounts	Undistributed Earnings
Balance, December 31, 2001	$ 10,000	$ 46,291
Net Income	-	164,124
Distributions to Member	-	(180,154)
Balance, December 31, 2002	$ 10,000	$ 30,261

See Notes to Financial Statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net Income	$	164,124
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		7,959
Changes in assets and liabilities:		
Increase in prepaid expenses		(470)
Decrease in commissions receivable		5,758
Decrease in other receivables		10,376
Increase in accounts payable		700
Net cash provided by operating activities		188,447
Cash Flows from Financing Activities:		
Distributions to Member		(180,154)
Increase in cash and cash equivalents		8,293
Cash and cash equivalents:		
Beginning		2,378
Ending	$	10,671

See Notes to Financial Statements

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: OPT Securities, LLC (the "Company") is a registered broker/dealer and has been a member of the National Association of Securities Dealers, Inc. ("NASD") since November 1999. The Company specializes in selling mutual fund shares or variable insurance to customers for which the issuer or distributing broker/dealer pays the Company a commission. The Company's affiliate and sole member, OPT Capital, LLC, designs, implements and administers nonqualified deferred compensation ("NQDC") plans, which are funded with mutual funds or variable insurance products sold by the Company.

The Company is a broker/dealer that does not receive, directly or indirectly, or hold customer funds or customer securities, does not carry customer accounts, and does not engage in any of the activities described in paragraphs (a)(2)(i) through (v) of SEC Rule 15c3-1(a). Since the Company's business is limited to the selling of mutual fund shares and variable insurance, the Company is exempt from the reserve provisions of SEC Rule 15c3-3, based on paragraph k(1) of that rule.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed, otherwise referred to as the "trade date."

Office furniture and equipment: Office furniture and equipment are carried at cost. Depreciation is computed by the straight-line method over an estimated useful life of 5 years.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the member includes the Company's items of income, deductions, losses and credits in the member's tax return. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Note 2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002, the Company had net capital of $9,971 under Rule 15c3-1, which was $4,971 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was .07 to 1.

Note 3. Transactions with Affiliates

During 2002, the Company's affiliate and sole member, OPT Capital, LLC provided office space, office supplies, computer equipment and personnel to the Company for its use in day-to-day operations. The payments made to OPT Capital in 2002, as set forth in an expense-sharing agreement to the Company, was $13,500.

Note 4. Concentration of Risk - Revenue

During 2002, the Company derived nearly 80% of its revenues from Phoenix Investments. The Company has a selling agreement with Phoenix that provides a 1% commission on new assets purchased in the funds. In addition, a 25 basis point 12b-1 trailer is paid on the average daily balance of the assets held. One of OPT Capital's largest plans is the Phoenix Home Life Insurance OPT Plan (the "Plan"), and OPT Securities is named as broker of record, and therefore any new participants coming into the plan (at the OPT Capital level) will generate commissions and 12b-1 revenue for OPT Securities.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1
December 31, 2002

Total member's equity from the statement of financial condition			$	40,261
Deductions:				
Prepaid expenses	$	(1,670)		
Other receivables		-		
Nonmarketable securities		(20,115)		
Office furniture and equipment		(8,505)		
				(30,290)
Net capital			$	9,971
Aggregate indebtedness:				
Accounts Payable			$	700
Computation of basic net capital requirement:				
Minimum net capital required			$	5,000
Excess net capital			$	4,971
Ratio, aggregate indebtedness to net capital				0.07

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2002 as filed by the Company on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member
OPT Securities, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of OPT Securities, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by Rule 17a-13; and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3600 Bank of America Plaza 704.334.3600
101 South Tryon Street 704.372.0303 fax
Charlotte, NC 28280 www.che-llp.com

AFFILIATED WORLDWIDE
THROUGH AGN INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above. Currently, the Chief Financial Officer has the ability to initiate wire transfers. This results in a lack of segregation of duties, as he also has access to the general ledger and performs the reconciliations of the bank accounts. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 21, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Crisp Hughes Evans LLP

Charlotte, North Carolina
February 20, 2003